Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                               Registration Statement File No. 333-33896

        On April 28, 2000, NiSource Inc. added to its web site a video recording of an analyst presentation it made on April 26, 2000. The transcript of the video recording of the analyst presentation is set forth below.


           Transcript of Video Recording of Analyst Presentation
                               April 28, 2000

                       Good afternoon, my name is Dennis Senchak. I am the Assistant Treasurer of NiSource, and, as many of you know, I am the financial spokesperson for the corporation. And, on behalf of NiSource and, obviously, Columbia, we are pleased that you took the time out of your schedule to be with us today. We have a long program today. If you'll bear with us, the intent is to give you the specifics relative to NiSource and Columbia which is a great transaction. We are very much looking forward to sharing with you all of the ideas on the various pieces of the business today. I wanted to make a comment. There should be at your seat, the analyst presentation booklet. If any of you have not received this, or if it is not at your seat, there are some copies on the chairs around you. Please feel free to grab that. And, in addition to that, we've released earnings yesterday. You should have also received a copy of the earnings update yesterday. We'll head right to the program. Again, we very much appreciate you being with us today. It is my pleasure to begin this program to introduce Gary Neale, the Chairman, President and Chief Executive Officer of NiSource.

   Mr. Neale:          Thank you Dennis.  I'm delighted to see the house
                       so full. After the March meeting, this is a growing population. So, we are delighted that you're here today. We call this a second in a series of an exciting update from Wall Street on what's going on with the merger. And, we promised you in March that we would keep you informed on every step all the way through this merger and what was happening and what our sites were looking like at and where we were going. On March 2, we spent most of the day talking about the structure of the deal so that everyone could understand the deal. What we would like to do today, is we would like to review that strategy for those people that are new to this meeting. We'll spend just a few minutes reviewing the highlights of the structure of the deal and where we're going. We'll give you a regulatory update and Rick Richard, who was supposed to be here today, for the regulatory update, and he's been working very hard on the regulatory approval side of it. But he had a death in the family just two days ago and the funeral was today, so we apologize and I'm sure that Mike O'Donnell will fill in his shoes. Mike is the Chief Financial Officer and will fill in for Rick in that area. And then we want to take an in-depth look at Columbia assets. There are a lot of questions on why NiSource wanted this company and the real reason was that the value of these assets and speaking on the value of the assets, we have Cathy Good Abbott, who is the President of the Transmission Group, for both pipelines. And we'll talk about not only pipelines but stories and opportunities and where she believes this is going and I would say that many of her comments are already in conjunction with where we believe we want to go. So, we're already moving strategically in the right direction and next we'll hear, I think an exciting update in Bob Skaggs on their LDC's and the progress that their LDC's have made even in the last year, moving into a top tier operations and what the prospect is for the future. We had a lot of questions in the March meeting about optionality when we put a slide up and said we were going to make money on optionalities. So, we brought Pat Mulchay here today, who is the President of NIPSCO to talk about some examples of use of optionality, both on the electric and gas side of the business, that allows you to grow earnings faster than you can on just a standard regulated environment. And then we will finish up with a quick discussion on distributed generation and I think that you'll find that it layers on very nicely on its assumptions on what we can do for the future and where this company can go.
                       With me of course, included in the group is Steve Adik. I think everyone knows Steve, who is the Senior Executive Vice President and Chief Financial Officer of NiSource. In the audience is Jim Clark who is our Risk Officer, Jim raise your hand wherever you are, back in back. We've got Dr. Bob Kramer, back in the back, who is the Chief Scientist from NiSource, who's our head project leader on distributed generation both combined heat and power units, and fuel cells. So, we've got our expert with us today in case there is any questions that the management team can't handle, we always turn it to Bob. And, we've got Tom Hughes, who is the Vice President of Investor Relations, I think everyone knows that. So, we've got a full team here today to try to give you the information that you need. So, let me turn now to going back and reviewing just a little bit of the highlights of what we hit on March 2nd, for those people who were not at that meeting as a basis of review. [Dennis, do we have this turned on? It's not working.]

                       The long-term strategy for NiSource has always been to transform the company. And the transformation that we look for was looking at new markets and three years ago, we sat back and said how can we move this company into what we think is going to be the new markets in this industry. The new market for us was both geographic and the type of energy service that a customer would demand. So, the first thing we said was, the geographic approach to it was capitalizing on an energy corridor. And this corridor really represents a major part of the United States from the Gulf to New England and from Chicago to the East Coast and this corridor highlights its 40% of the U.S. energy consumption, 30% of the U.S. population, 127,000 megawatts of new gas power generation either being built or planned, 24 bcf of new interstate gas pipe line capacity, bcf per day. They have some other characteristics too, which some of the electric analysts, I think in the audience know, and that is that it has congested electric transmission grids being more congested every day. The opportunity to move power over these grids is diminishing because of the congestion. And last, but not least, it has full pipes going to the east and lots of excess gas capacity in Chicago which leads to an interesting set of circumstances if you look at it strategically. Strategically, it says that gas will move from Chicago east because that's where it's cheap and that's where it's abundant. The east coast is short of gas. That's where it's needed, that's where the price is high. With congested transmission, the only alternative is to built generation near the load centers which is the urban areas which leads to distributed generation and a whole bunch of gas opportunities. So, it's a marketplace that's not only large, it represents a large part of the consumption in the

                       United States. But it has unique changing characteristics which, we believe, will create the opportunities, that we'll announce strategically in the future. So we believe that what we're talking about here is the opportunity to move the slide! (laughing) We're frozen for destiny here. Let's go to the third page in the book there and I think while Dennis figures out how to technically work the system. What we're talking about here is a regional powerhouse or the premier competitor, which has been created as a result of this merger. This is very important for you to understand and think about. This is a market approach to merger. Not a size approach. It would be not trying to create, just the right number of assets or whatever. It's a market approach, it's establishing yourself in a key market. And, as we talked about, there's some characteristics in that market that's very important. First of all, if you read any of the recent gas reports or forecasts for gas usage in the future, you'll come up with estimates of a 35 TCF gas market. And it could come whether it's the National Petroleum Counsel or the AGA Forecast or whatever. So, and most of you have heard these forecasts. That's a 60% growth, and a 40% of that growth is going to occur in this core. That's all we need to know. That's 13 TCF gas and 40% of that is a significant number. So, we're 5 TCF gas growth in this marketplace. NIPSCO's position in this marketplace to start with is that it had five interstate pipeline interconnects in the Chicago area. It was an electric hub within this marketplace and we'll talk more about that later on in the day. It had Crossroads Pipeline which links Chicago to Sydney, Ohio, as a matter of fact, interconnects with Columbia's system. It has TPC and MHP, which is storage and storage training operations in Texas, at the southern end, which you'll see those dots and we'll talk about those today as it relates to the pipeline. Bay State Gas in New England and then the tie in with the Columbia assets as you'll see it on this chart. So, this is a major move from the standpoint of trying to create something that's regional, that has regional strengths in a key market. And I will underline that for the rest of the afternoon. We'll move to the next page, what we're trying to do is create something unique. We're building for tomorrow. We're trying to create a strategic position, a broad platform that represents 4.1 million customers. Why is that important? We'll talk about that later on. And what do you do with 4.1 million customers. Gas distribution in nine states, pipeline operations in 16 states, 700 bcf of storage for building for tomorrow. That's the strategy here and the other part of the strategy is these are all connected assets. These are not assets that are sprinkled all over the United States that are not interrelated or you can't do something with. The opportunity here is to do something because the assets are interconnected. The center of the strategy is the commodity distribution business with regulated utilities, customer growth, very low risk in today's marketplace. Very reasonable returns. In fact, the returns on these gas companies are getting better all the time and a solid cash flow. That's the center of the universe. When you go upstream now, you come up with a pipeline with 19,000 miles of pipe. The 700 bcf of storage, marketing services and gas and electric optionality upstream and we'll talk about that and give you some examples of that. Downstream we have co-generation opportunities, inside the fence. Co-generation ..., you're back with me, Dennis. Congratulations! (laughing)

   Gary Neale:         The opportunity for distributed generation, you've
                       got 4.1 million customers and you believe you can
                       create a new electric industry through distributed
                       generation then owning 4.1 million customers is
                       the place to be.  You become the new electric
                       supplier to those 4.1 million customers with
                       distributed generation and I want to talk about
                       that and where we want to go with that.  All types
                       of energy related products and commodity
                       conversions so that the opportunity is for revenue
                       growth downstream, utilizing the regulated assets.
                       That's what's unique about the strategy because
                       most other companies, I believe, are not creating
                       a regulated strategy but creating a mass to create
                       an unregulated strategy.  Here, we're talking
                       about the value of putting together the regulated
                       stream.  The reason we're doing it obviously is to
                       create shareholder value.  To create a company
                       with low risk and high returns.  85-90% of the
                       revenue is regulated and the returns are regulated
                       and the add-ons give us the growth that we're
                       looking for.  Both you see in these two
                       businesses.  These are two very good businesses.
                       A rated credits coming together and creating an
                       opportunity for growth.  Both companies have very
                       positive regulatory relationships, I'll talk more
                       about that later, but I have been absolutely
                       pleased beyond belief and meeting with all of
                       Columbia's regulators.  (beeping noise).  This is
                       not meant to be today Dennis.  (laughing)   O.K.
                       I think that most of you know that NIPSCO has been very aggressive in its cost efficiencies and what we've done over the years. NIPSCO, for example, right now, is a company that's gone from 6500 employees to 3500 employees over the last ten years. We have grown that company at a 68% rate for a number of years. We know how to run LDC properties. We know how to run regulated properties and what we've met is a management team that you'll see today from Columbia that also knows how to do that. So, this is a marriage of culture that I think will work. All of us are pursuing incentive opportunities, whether it's the alternative rate proposal in Indiana that unbundled or Columbia's creating program that Bob will talk about that creates ways to work with the regulators and actually make a better return for the gas companies. Even in an unbundled environment. Related to diversification creates value because it's tied back to the regulatory assets and what we're doing is leveraging the asset base with knowledge-based business.

   Public Address      [May I have you attention, may I have your
   System              attention please, the hotel fire alarm has been
   (background)        activated and are currently investigating the
                       call. Please remain where you are and further instructions will be repeated.]

   Gary Neale:         Do not move.  (laughing).  It's the only way to
                       keep an audience.  (laughing)

                       Integrating these existing business into growth markets. You know, just taking this market, going back to this concept of the 35 TCF market
                       (beeping).  (beeping)

   Dennis Senchak:     See if you can talk over it.

   Gary Neale:         Let me just keep talking.  Creating a new business
                       opportunity and growth markets and we'll talk about asset optionality and distributed generation but those are the two areas that really create opportunities for us to do something above and beyond the regulated business and you know, we want to make sure you understand that today before you leave and the bottom line for us as a combined company is to maintain a solid investment parade as we go through. We're not interested in taking the company beyond solid investment grade and we believe that we have the opportunity to do that.
                       So the key slide, this is the key slide that many of you saw in March 2nd's is really the right assets. With the right assets and the right market, this is a growth story. This is a growth opportunity that's unique and different than I think anyone else is talking about and the key to it is understanding that the blue section is the regulated properties. The regulated properties continue to grow at a 6-8% rate. And you say, well how do you get to the 15% growth that you're talking about? And that's you layer on gas optionality, electric optionality and distributed generation and what it creates for you. You know, this is why we did the deal. This is our view of the future, strategically and what was going to be available in these marketplaces as the industry changed. It's taking regulated assets and doing something with it.

   Public Address      [May I have your attention, may I have your
   System              attention please, the hotel fire alarm has been
   (background)        activated and are currently investigating the
                       call. Please remain where you are and listen for further instructions on the PA system. Thank you.]

   Gary Neale:         So what we would like to do with the rest of this
                       presentation is talk about the components of this growth curve that you see here. We'll talk about not only the growth in regulated assets, but we'll talk about the issues of optionality and distributed generation as we go through. It's a good transaction and it's a great transaction if you want to look at it in any terms. Our current estimate now is that we will be over-subscribed on the equity offering of the maximum of 30% which reduces initial leverage even further. The numbers that you saw in March are based on an assumption of a 21% conversion on equity. So it will be a higher conversion on equity right now.
                       Not only are the small shareholders taking advantage of a tremendous opportunity of a tax free exchange and a significant increase in dividend but we think some of the institutional investors will also take that opportunity. We're still committed to the asset sales to reduce leverage. We've identified a billion dollars in asset sales and those asset sales are underway and, you'll be seeing announcements on those asset sales even in the next month as we progressively go through.

   Public Address      [May I please have your attention, may I please
   System              have your attention ...]
   (background)

   Gary Neale:         We've identified, we originally said we've
                       identified a half a billion dollars in assets to be sold by year end and we now think that figure can be higher and then we can exceed the billion dollars in sales slightly in the time frame that was laid out.

   Public Address      [May I please have your attention, may I please
   System              have your attention, the hotel fire alarm has been
   (background):       activated and are currently investigating the
                       call. Please remain where you are and listen for further instructions on the PA system. Thank you.]

   Gary Neale:         We're committed to the dividend policy that
                       currently exists at NiSource which is a 60% payout at a dividend growth, it grows along with net income. The transaction structure is basically the same as you saw the last time around and what we try to show here is where the debt would be and what we believe we'll end up with in the way of credit ratings which keeps us at investment grade and it is basically a low risk business. If you turn to the synergies page, the realizable synergies, these are the same numbers that we put out in March. Obviously, we're further along on the transaction in meeting with the Columbia people in depth. The integration teams have started and we're not ready to release new numbers yet until we get a full integration team and we look at the numbers and that would probably be early September before we will either raise or lower any of these numbers. We're still willing to stick with these numbers. I think it's important to look at though, one of the things that we highlighted in March was the fact that this is not a give back opportunity in the form of synergies. Very little of the synergies are coming from the regulated properties. So it's not a matter of going to the commissions and saying, you know, how much are you willing to give back.
                       All of our filings call for a rate freeze with the states and, we believe, that that's where we'll end up and not in a form of a give back and most of it will come from corporate synergies and shared services that we plan on implementing. In fact, both companies have already implemented those opportunities. If you look at it another way, the synergies that we were expecting is 6-9% of combined non-fuel O&M. These are not excessive promises.

   Public Address      [Can I please have your attention, can I please
   System              have your attention, we have found the cause of
   (background):       the alarm and we have corrected the situation,
                       everything is normal at this time, please excuse the interruption. I repeat, everything is normal at this time, the situation is all clear. Please excuse this interruption. Thank you.]

   Gary Neale:         Except for the time for this presentation.  What
                       we're all bad at is minimizing risk.  We focused
                       on retail shareholders obviously by offering the
                       exchange program and creating a holding company so
                       we could get a tax free exchange for those people
                       taking stock and a significant dividend accretion.
                       In fact, Mike O'Donnell calculated for me and says
                       it's 5 times the current for Columbia
                       shareholders.  That's a pretty big dividend jump
                       in anyone's definition.  We're finding now, as I
                       said, the institutional expectation exceeds our
                       original expectations.  Minimum regulatory risk
                       Columbia management has been spearheading this
                       transition process with the regulators and I can't
                       tell you how impressed I am with the
                       communications, the open  communications they have
                       with their regulators and the high esteem that
                       Columbia people are held by the regulators and I
                       think this is going to be a very, very straight-
                       forward process.  I'll talk more about where we're
                       at exactly.  Now remember that Dominion/CNG
                       completed it in 8-1/2 months, we intend to beat
                       their track record in bringing this merger
                       together and having been out personally and met
                       with every commissioner in every state, I believe
                       it can be done.  We have low rate, strong
                       regulatory settlements in all of our properties,
                       existing customer choice and open access programs
                       which makes it a lot easier to go to the state
                       regulators and get approval.  A lot easier.  It's
                       not an electric merger, for some of you that are
                       electric analysts.  This is a totally different
                       world when you get in the gas business and start
                       talking with the regulators about a merger.  And,
                       I might add, a much nicer world.  Our pro forma
                       credit profile is similar to Dominion/CNG, similar
                       to Texas Utilities, similar to a lot of other
                       companies that are in the 65% debt/35% equity
                       range and think we can pro-actively manage our
                       interest exposure and keep our business profile
                       very low, business risk profile very low, as I
                       said, a high percentage of our income comes from
                       other sources.  At this time, I was to turn it
                       over to Rick Richard to talk about where were at
                       on the regulatory process and regulatory approvals
                       but let me do that and turn it to Mike O'Donnell
                       to take his part of the presentation.  This is the
                       timetable for filing that we set out in April.  On
                       the regulatory process, we started by Rick and I
                       personally met with all of the regulators in all
                       the states and with many of the commissioners at
                       the FERC and with staff at the SEC and we did
                       that, we had those meetings prior to filing in all
                       cases.  And I would tell you where we're at today,
                       I think is pretty exciting.  We have filed in
                       every state with every federal, with the FERC,
                       with the SEC and with the exception of Kentucky
                       and Kentucky has an agreement to file on May 1st
                       and Kentucky has a 60 day requirement that they
                       have to be back and give you an answer within 60
                       days.  Kentucky is a little stuffed up right now
                       with the Power Gen and Louisville Gas and Electric
                       merger with a small staff, so they asked us to
                       wait until May 1st.  All the other states that
                       require filing, we have filed.   We think that the
                       indications are now that there is a good chance that we'll have state regulatory approvals done by the end of July or into the first couple of weeks into August at the latest. So, we're very optimistic, we're optimistic about the FERC filing that we can get that done timely and expect to have it into the SEC no later than September 1st, for a 60-day time period with the SEC which takes us out, we believe, to a closure sometime at the end of October. And that would be our current time scale and, as I said, I think we're more optimistic about that then we've ever been. At this point, let me turn over to Mike O'Donnell, oh excuse me, before we do that, I ..., just to highlight where we're at on our earnings, you saw the earnings that came out yesterday. The only comment I would make is that the warmest winter in history cost us about 8 cents a share from normal in the Midwest. So you can look at earnings that should have been 72 cents on normal weather and came out 64 cents at, you know, that was a hard winter to overcome. Usually, you expect from NiSource and NIPSCO, that we can always overcome the weather but when it gets to be the warmest winter on record, it's just about impossible to totally overcome it. So, we were pretty pleased with first quarter results and believe that we are still in very good shape for the year. Mike.

   Mike O'Donnell:     Thanks Gary.  Gary and I are filling in for Rick
                       today and I'm going to do the last three slides that Rick had intended to present and I'll go through those pretty quickly today. And I thought
                       I'd start with the earnings for the first quarter because while there is a lot of focus on closing the deal and working on the integration of the two companies, you have to maintain focus on the business as well and I think the best way to illustrate that is with Columbia's results in the first quarter. And, as you can see from the slide, Columbia's operating income adjusted for a one time item that we had in 1999, operating income was up $31 million in the first quarter compared to this quarter last year, which is an increase of 12-1/2%, keep in mind as you think about that, that the weather was 14% warmer than normal and that cost about $15 million in operating income for the distribution segment.
                       So, in addition to making up that very, the effect from very warm weather, we're able to increase operating income by $31 million. That was driven by a very strong, continued strong performance in the transmission and the distribution segments.
                       But also the E&P segment was up $15 million this quarter over the same quarter last year. On a very strong production increase of about 3-1/2 bcf and much higher prices, about 90 cents in ncf higher than the same quarter last year, up to $3.34 in ncf, that increased operating income by $15 million. Also, our marketing segment was up period to period by about $10 million based on higher propane sales and lower customer acquisition costs. So, all and all, I think we had a very good first quarter, which bodes well for the Columbia numbers for the rest of the year.
                       Earnings per share were up 16 cents which is a 10% increase over the same quarter last year to a $1.83 for the first quarter. So, we're pleased with those results. This next chart shows
                       Columbia's stock price performance since the end of 1995. Basically the period of time that Columbia's been under Rick's leadership. And, as you can see, the Columbia numbers compare well to the S&P 500 and to the S&P Natural Gas Index which both had very strong performance during this time period. And finally, the next line shows the

                       Columbia stock price in an absolute basis during the same time period. And, you can see that it's up 148% which is a compound annual growth rate of about 19.9% over the basic 5 year period and we've extrapolated it out to the closing of the merger later this year. We think that's pretty good results and I think that the next two speakers will be focusing on why those results are what they are. I think the turn around at Columbia during this time period was from late 1995 to now that Columbia has gone from a middle of the road operator of regulated assets to one of the better performers. Most of our transmission and distribution companies are in now approaching the top quartile performance and frankly joining NiSource. So, the combination of NiSource and Columbia going forward, offers the prospect, I think, of being one of or the premier operator of regulated assets in the country. We'll start that off with the Columbia review with Cathy Abbott and Cathy is the President and CEO of Columbia Gas Transmission Corporation and the Columbia Gulf Transmission Company. She is going to review the transmission segment and talk a little bit about our fiber optics project. Cathy.

   Cathy Good Abbott:  I'm going to start with the transmission segment and really review, very briefly for those of you who haven't followed us, our track record which we think is very strong. Second, talk a little bit about the demand pulls, supply portions the topic that creates a lot of optionality in the system, which Pat is going to talk about. And also discuss with you a few of the projects that we have in the pipeline that I think will lead to considerable growth. Those of you who are familiar with our operating track record, know that it's strong. We have normalized these numbers up in '96 and '97 for one time items that have pulled our earnings down and down, as you'll see shown here for one time items. So you get a really good sense of the ongoing operating income going from $243 million to $314 million, which is 30% of its three year period or average about 9% per year. We have grown it on the revenue side, about 55% is due to revenue increases and 45% due to cost reductions. We've taken a look at the numbers that Steve and Gary worked up for cost reductions that we've been assigned as a part of the transaction, we think those targets are readily achievable. We have just completed a voluntary retirement program. We reduced our work complement on a permanent basis, this is the net numbers and close to 500 people, took 42% reduction in management staff and that will begin generating about $30 million in ongoing savings in 2001 and beyond. In addition, we have underway efforts to improve our work practices which will be third-party costs as opposed to labor costs and we're going to be able to reduce beginning with $3 million now, going to $10 million over the next few years of additional savings and this is from items that we have already identified. You can see the corresponding improvement in our rate of return. Mike talked about historically for TCO and GULF, we've used a 11-12% return as being what was achievable and we've seen how we've really moved that up since 1996 and really moved into top quartile performance here. Many of you probably saw the recent WALL STREET JOURNAL article that raised a question about contractor turn back and what that might do to pipeline earnings. We're in the somewhat fortunate position that the vast majority of our contract extend out to 2004 so that is not a near term issue for us. In addition, as I'm going to discuss in a minute, both pipelines have recently withstood and passed with flying colors market tests. So, it is believed that continuing to perform in this top quartile is a realistic goal for the transmission segment. We show here, our platform for growth. Market expansion for TCO was a project that we marketed in '95 and '96, we were competing against every other single pipeline in our area regulated and unregulated storage providers. We won 500 a day worth of markup. Our nearest competitor got 70 a day. More than 80% of the services we sold were storage or storage related. You're going to see storage as a key theme running through because it's one of the key things that we have to market. We've just completed the construction, the three year construction, after an on market expansion for TCO in 1999. Mainline 99 was a corresponding Gulf project, again competing against everybody, we had the lowest cost expansibility out of the Gulf. It got 316 a day of market and intriguingly there, we offered our existing customers, the opportunity to turn back their capacity. We had only 12 a day turned back, which we were able to place as part of the open season. So, we withstood a market test, on both pipelines here recently, and really believe we were marketable going forward into the future. Let me then turn to the rest of the projects to show the kind of growth platform if you will, projects in the pipeline that we've generated that we think give us a very strong outlook for growth. Many of you are familiar with Millennium, who'd been following Columbia, I've got the key statistics here, for those of you who haven't been following Millennium. It's a project that actually begins in the middle of Lake Erie, our partners will built from Dawn to the middle of the lake, so we don't have to cross an international border and extend in the redline across to New York. It's a 700 a day project. Also note where we show Independence, which is really three related projects, we'll talk about in a minute, that goes directly from Chicago to New York. Now also importantly note the Vector Pipeline which is now going to be built, will be in service by November, 2000 that moves gas from Chicago to Dawn. Many of you are aware that one of the big impetuses is the supply push of, this year we've had 700 a day of Northern Border gas showing up in Chicago and in November of 2000 we will have an additional 1.2 bcf a day through the Alliance project showing up in Chicago. So you have a real supply push coming out of Canada. Advantages Millennium has, those of you who follow the FERC closely know that yesterday the Commission acted on the hearing of the three Independence related projects. For the two western components, Supply Link and Independence, the Commission affirmed their earlier, very problematic order for Independence and told the project sponsors, they had 60 days to come up with contracts from non-affiliated parties for 30% of capacity and if they did not achieve that, their application would be dismissed. The eastern link here, which is called Market Link, which is sponsored by Transco, goes from the Lighting hub east and that project certificate was approved. However, they may not begin construction until they get 100% of the volumes contracted for. This puts market link in the somewhat problematic position of being a pipeline that begins at Lighting where there is no excess capacity, and move 700 a day east. So the real question remains will any of their current contracting parties that are not affiliated be willing to sign up for those contracts in the wake of having no incremental upstream capacity coming into Lighting. We think this represents a formidable challenge for the Market Link project. As I mentioned earlier, the fact that Vector is a go now, moves our pricing point from Chicago to

                       Dawn. This gives us an effective 15 cents advantage compared to the Independence series of projects. Another key advantage that Millennium has is that only 7% of the right-of-way is virgin right-of-
                       way.  This is given us a much reduced landowner
                       and environmental concerns.  Finally, from a
                       market standpoint, we are the only pipeline that serves the Bowline facility, 1200 megawatt existing facility, which has requested a 300 a day interconnect from us. And that project can not be served, it's shown on the blue star Millennium pipeline in this chart and that project cannot be served by Market Link, they don't get up to that area. We show here the demand pull that we are responding to in proposing the Millennium project. This demand pull occurs in the 2002-2003 time frame. I've shown you 4 key areas which are the most active areas for power plant developers.
                       These are players, are name brands, they are real projects, real sites, and there are, you see the number of players that are operating in each distinct region ranging from four to six. There are 14,000 megawatts that have been proposed and
                       we believe that roughly half of these 7500
                       megawatts will actually get built in the 2002-2003 time frame and if that happens, that's 1.2 bcf a day of demand coming on in this eastern quarter at the far end of our system. Our negotiations with these developers are well along in the process ranging from preceding agreements to actually doing the engineering work for the connection. I mentioned that Bowline is not accessible to our competitor. I think another important thing to note here in the orange star is the location of NiSource's Tioga salt dome storage project. There has been a lot of interest from our customers in storage to market services because a lot of these plants are combined cycle, they are 75-80% load factor and they have a very strong pull. I've also noted in yellow, the storage assets on our system. And Pat is going to talk about how this kind of optionality from storage is going to be key to markets going forward. Moving to Columbia Gulf, we also see strong power demand growing at Columbia Gulf. In the lightest shadings, I've shown you the power plant projects that we've already attached. This is seven plants representing a peak load of close to 1/2 to 1 bcf
                       a day.  In red, we show you the existing
                       facilities that are adjacent to the pipeline and then in yellow, we show you both for Columbia Gulf and for a proposed pipeline Volunteer pipeline, which is a way of moving gas out of Chicago via back whole on the Midwestern system and then a new pipeline going to Tennessee to this power rich corridor. Volunteer is still at the early stages of its development but we are getting quite a bit
                       of interest in it. We are well along with respect to two facilities in adding two additional power plants to Columbia Gulf. I've also shown you in the blue triangle at the bottom left-hand corner
                       of this chart, the Egan Storage Facilities that NiSource owns, up and operating. We have a current interconnect there of 300 a day and we
                       will be expanding up to 400 a day by midsummer.
                       Salt domes, as I've mentioned, provide wonderful optionality to serve particularly the peaking electric markup. Columbia Gulf, we also have a supply push coming from deep water developments. We're focusing on three areas there, beginning on the right is the Mississippi Canyon area and I've outlined on the right-hand side of the chart here
                       in red our Sun Star Project.   We're working with
                       a major producer here and in the deep water, the play is for gas transportation access and also importantly liquids access. What producers want to do is get this gas rich gas to underutilize the processing facility and we have a real locational advantage to some of the processing plants that are underutilized right now. We expect the first phase of this project to be early 2001, late 2001 or early 2002 time frame. Moving to the left, our second most farthest along project, is we're working with two producers on the Western Garden Bank area. We have underutilized pipeline capacity and there is underutilized processing capacity on shore that makes that a very attractive route for producers to take. And then finally, in the middle of the Green Canyon area, is the third most prolific area. These three areas are expected to increase deliverability by
                       3.4 bcf a day by 2005. This is a very active area for the majors. Turning now to the north in Chicago, we see the intersection of our short storage access shown here in yellow. Again, Tioga is in the star over on the right-hand side with our western markets, in yellow, is the Crossroads Pipeline and in purple, is the NIPSCO Service Territory. In the Ohio Valley, in the last year, we have gone from essentially no activity in terms of power plant developments to having 9000 megawatts being proposed at 22 locations. This desire for incremental peaking capacity of forces been driven by the very high summer peaking prices that you've seen in these market areas which Pat is going to talk about how NiSource has been able to take advantage of that. Although not all of these projects we expect to be built, if only half of the currently proposed projects that are built will increase gas demand on a peak day in the summer in the Ohio Valley by close to 1 bcf a day. First Energy, which is a major customer of ours, up in this area, recently received Ohio's siting approval for a 645 megawatt peaking facility outside Cleveland. We finished our open season for this facility for 140 a day of summer firm load. Crossroads asset allows NIPSCO to move their transportation and storage assets that they have under contract to serve the NIPSCO market, over to this area. And we think there is some wonderful arbitrage play, storage plays, optionality plays and what's important here is because it's very important for these peaking facilities to come on quickly to hit those summer markets, the existing players in the market, have a real competitive advantage in terms of serving this new load. We also have very low cost expansibility in our western storage fields as well. So, to summarize, we have strategically located assets between the supply push and the demand pull - creates an increasing volatile market for the kind of optionality thinking
                       NiSource has been doing is going to come into important plays. Uniquely, as the combined company have three different ways of moving gas out of the Chicago hub, Crossroads into the Ohio Valley, Volunteer into the southeast, Vector to Millennium to the northeast. So, we have a unique set of assets here that give us ability to do this kind of play. We expect that this platform for growth is going to give us a strong potential you've seen how we've grown today. We would expect over the next three years that we would continue to grow, operating income at a compound rate of 5% per year, including only Millennium, the other projects our upside beyond that. Let me turn now, briefly, to our new platform for unregulated growth, which is the Columbia
                       TransCom. Those of you that follow Columbia know that a year ago, we announced that we were entering the dark fiber business, essentially moving from a wholesale transportation of gas to the wholesale transportation of data, voice and video. The natural step out, because more than half of the competencies required to build dark fiber networks are things we already know how to do which is construction and right-of-way acquisitions. We provide dark fiber, our customers put on the electronics and essentially light the network. So, we are at a different point in the value chain then some of our competitors. Our initial review of this business line with Gary and Steve has been very positively received. We've been very glad to be working with them. It fits within their concept of leveraging the existing asset base to go into those knowledge-based businesses with higher returns.
                       Our initial build shown in red here, from Washington, D.C. to New York City, has progressed very well. It's a 260 mile route and it represents 15% of U.S. traffic. On the next line, you see the key statistics of where we are. Our initial pull is a 432 fibers, more than 70% of which is contracted, there is very strong interest in selling out the remaining fibers. A key
                       NiSource theme today will be optionality, we are pulling fiber through only one of four conduits that we are laying. Steve Adik likes to talk about this building the initial route, you get your capital back very, very quickly. You see here, that we expect to get our capital back by a year from now and what it essentially means is that you have the option to pull those remaining three conduits where the strike price is only the cost of the fiber itself. So incredibly inexpensive optionality to move into this market. We'll be hitting on regulated operating income of $8 million by 2001 and we should be in service by the middle of this year. Turning back to the last slide and we will talk a little bit (next slide -- other way -- thank you). In yellow, you see what would be the next natural step out for us, which is to build the 1,575 mile mid-Atlantic expansion. This gives us a good broad network. It gives us root diversity. We have so strong interest from our customers in signing up for contracts for this segment that we have been chatting very actively with Steve and Gary. This would be a demand pull. We have customers ready to sign and we are considering committing to this summer, working very closely with the NiSource team. But we think it's a really good option going forward and what it really plays on is the same key things that makes our transmission segment attractive. Moving to the final slide, the same key things apply, it's location value of our assets that's really driving the whole strategy of this merger. We believe it's a business line that does fit

                       NiSource's strategy, gives us an unregulated earnings platform and that key optionality for inexpansive, expansion beyond that. And, what's nice about it, given the structure of how pay for capacity in this business, you get your capital back very quickly at a very attractive return. So, we believe that this represents a very strong growth platform for the company. Thank you. And with that, I introduce my largest and most favorite customer Bob Skaggs.

   Bob Skaggs:         I thought you were going to give the introduction.

   Bob Skaggs:         To start out with a bit of prospective on the
                       Columbia distribution properties, maybe we can show you the map of the way the five companies are aligned and I'd as you to recall the map that Gary showed. I'd also ask you to recall the maps that Cathy has shown. You'll see on the west Indiana and obviously on the east New England and that terrific infrastructure that supports these five distribution companies. Couple of vital statistics, big, big properties. 2.1 million customers across that service territory. Again five states. Our deliveries amount to over half the tcf of through put and these markets are vital, robust, strong and the economies are really doing quite well. Briefly, Virginia's golden crescent that we serve, northern Virginia to Richmond to the tide water. You go to Pennsylvania, York which is a growing area to western PA that's also doing quite well. You go to Kentucky, it's the Lexington, Georgetown, Toyota quarter that, again, is doing very, very well. And then the center of gravity is really
                       Ohio, 1.2 million customers in Ohio, Columbus,
                       Toledo, western Cleveland is really where we operate. Again, it's very vital, very strong and growing, growing significantly across the blue industrial, commercial, and residential and as Gary mentioned we're proud of the regulatory relationships that we've got throughout all of those areas. We're going to talk a little bit about how we leverage those relationships.

                       Last, but not least, before we leave this map, what is now shown on the map are the gas supply assets that really support those properties and by many observers they're probably some of the most valuable gas supply assets because they are located in this market area that again is so robust we have the ability to move the capacity to the Midwest or to the east depending on conditions. As both Gary and Mike alluded to these properties are now really, really humming. Operationally they're hitting on all cylinders and I think also in terms of attitude. The performance mentality that we've been able to instill has shown up in the results. And as Mike indicates since the early '90s we've really, really turned the properties around completely and what these numbers show is across the board we're beginning to post really impressive results. And if you look on the cost side of the business, O&M, Cap/Ex down 20% and 11% respectively. Staffing in the organization we're down 1,800 positions, about 30%, 36% of the organization. If you turn to the revenue side, I've mentioned the gas supply assets that we're now able to manage and capture that value, that line of business without any investment has gone from zero in '95 to $70 to 71 million pre-tax again all captured under our regulatory deals. And then financially, you can see the statistics there. We've turned the company from a cash drain in the early to mid '90s to generating solid cash flow. Again Gary and Mike have mentioned that. And then the returns. These companies traditionally ran at low single-digit return on invested capital. We now have the companies, despite some of the warmest weather that we've ever encountered, they're up at 18-1/2, couple of the companies have pierced 20%, and again despite warmer than normal weather.

                       The next slide really shows the targets that supported this dramatic improvement and I'm going to talk about new aspirations in terms what we've accomplished, but also in terms of our relationship with NiSource and what these companies can generate. Again, financially, like NiSource, straight-forward, very focused and they require a lot of discipline but they are aggressive numbers that we've been using, you can see robust growth and Gary mentioned the 6 to 8 percent bogey on operating income growth and obviously top quartile returns. To compliment operationally, I want to emphasize that our push on customer choices premised on doing that profitably and I go back to the slide that I mentioned before about $70 million pre-tax, there really is the premise of choice expanded but do it profitably. Customer satisfaction in 95% and as Gary mentioned, one of the cornerstones for this business and doing it successfully are strong regulatory relationships that allow us to do deals and capture the returns from those deals. And again, I'm going to revisit these goals in a few minutes.

                       As I noted, like NiSource we've delivered, and we've delivered against these vectors that are pretty aggressive and just to give you a flavor, we've moved operating income from these properties from 100 million to well over 200 million dollars over the decade of the '90s and like NiSource we've adopted a no excuses sort of mentality, we deliver these results regardless of the weather and you can see I've layered on, if we had had normal weather we would have gone past these curves by a considerable margin. Now what really is the key to driving these sorts of results, there are two of them. And I've already talked a little bit about one of them but it's gas management revenues, using assets that we have under contract with Cathy and Columbia Transmission, using those assets and leveraging them and the approach that we have used is profitable unbundling. Roll out customer choice, strike a regulatory deal, capture the value of those underlying assets and literally what that's enabled us to do is start a new line of business built on off-system sales, capacity release, parking, lending, optionality and capturing that value through regulatory deals. And again what I would emphasize, all of this drops to the bottom line under the regulatory deals that we have. The other thing is with more aggressive management of these assets, coupled with NiSource's influence, I'm suggesting that we think that there is more up-side from these deals and from the assets that we have under contract.

                       The second key value driver for us is nothing but pure aggressive management of our operations. In 1996 we started the wave of aggressive cost reductions, we are now in another wave, literally in the midst of another wave, complete restructuring of our field operations, complete restructuring of our shared services unit. That effort was launched in January, it's going to be completed in June so it's a very quick, aggressive hit at the cost structure. And like Cathy suggested, we're seeing some pretty amazing results and here are the numbers, pure and simple. Again the caveat is - completed in June and these are reductions in value we're going to capture pre-NiSource. The size of the organization, we're going to be down 700 positions by June - 18%. And like Cathy mentioned on the cost side we're going to be down 40 million dollars, 12% of our cost structure. And again it's a combination of aggressive operations and regulatory arrangements that let us capture all of that value. And again it all drops to the bottom line, so we're literally transforming this company over the course of 6 to 9 months which brings me back to targets. And the message I want to leave with you is despite the turn around, despite the aggressive numbers we're now beginning to post, I'm convinced that there's a lot more that we can do. Again, we have across-the-board strength, operations, regulatory, financial with our customers but what we've done is we've poised it to grow this even more over the next couple of years and aspire to top this all sorts of results. Again, similar to what NiSource is doing. What we're going to try to leverage is the gas supply deal that I mentioned, we're also obviously going to try to leverage our operations.

                       Just to give you a couple of examples: Cap/Ex, we're already approaching the top portal, in fact, in Ohio we're top decile but there is more room to go to the top of the class on Cap/Ex. We've shown that we can move those numbers and we can do it relatively quickly. O&M per customers, very similar story. In fact, Ohio has moved from the middle of the pack to the top quartile, we think we can move the other companies there and again we think top decile is within reach and we again we've done it and we think we can continue to do it, particularly with NiSource. And last but not least, the returns. We've seen terrific, terrific performance and just to give you an idea: last year 6% warmer than normal weather, Kentucky was plus 22%, Ohio and Pennsylvania were plus 18-1/2%. So we're closing in on 20%. The message is, I think again, we're top decile but we can go north from where we're at right now. With that I want to ask Pat Mulchay to join us. Pat's President and CEO of NIPSCO.

   Pat Mulchay:        Thanks.  Thanks Bob and good afternoon.  You all
                       seem kind of tight out there, we need the fire alarm to get in here. Cathy and Bob have talked a lot about asset and asset performance and that's a key ingredient and the topic I'd like to spend the next ten minutes on. It's a topic that I can get excited about because we've got some very positive experiences with optionality over the last ten, or the last two years. And what I'd like to do is take the time to share some of our thoughts and our experiences by talking through some real examples of creating additional value from existing assets. If you ask me to define optionality, it is simply a choice to employ an asset in the market of choosing when that marketplace provides the highest value. Now where does this optionality come from? And I'll offer to you that there's a good deal of optionality buried and embedded within the traditional assets.
                       Those assets are designed for a legacy business, a regulated business. Because of the evolving market place there are opportunities being presented to identify that unused capacity or that optional capacity and move it to the market for greater value. What's happening in the market place? Several things. Electric deregulation, gas unbundling, the evolution of the bulk power markets, the coming of the regional transmission organizations that are going to provide broad markets, the choice of natural gas for power generation and distributed generation. All of those are combining to create a new market place out there and what we want to do is look to the market place for that value and ask the market place to give us guidance on how best to employ those assets.

                       We use a process that simply combines operational and financial expertise in assessing the assets that we have and looking to the market place for the value of those assets and then using that information to decide on what the appropriate action is. When we assess the assets we look at the assets, what do we have? How responsive is it? How flexible is it? Can we get it to the marketplace to meet the demand in the market place? What is the value of that asset? And we again look to the market and the value is based on the demand and the timing and our ability to deliver it there. It's also a function of our cost basis and you've heard a lot of talk about asset performance and efficiency and that again is a key ingredient because the less your cost basis the better the value is for you. And then we make that decision. Do we trade it? Do we market it? Do we buy it? Do we sell it? Do we hold it?
                       Each of those events has some value depending on the existing marketplace at that time. And it is not a decision you make in a five-year plan. It's not a one-year decision. It's a day-to-day decision and it's becoming an hour-by-hour decision and as this market grows and the use of both gas and electricity change over time, we'll be making those decisions on perhaps a half-hour basis.

                       NiSource alone, and NiSource in combination with Columbia possesses some locational edges. Cathy talked a lot about the edges that she sees in her market place. One of those edges is, of course, moving natural gas from the Chicago market to the east and let's talk specifically about this new generation wave that is projected to come on. Cathy talked about 7500 megawatts in the eastern side of the Columbia territory. The ECAR reliability group is talking about 10,000 new megawatts of gas-fired generation. Much of that is going to be located in the Ohio valley. We have the opportunity with NIPSCO connected to four interstate pipelines today, and will soon be interconnected to two more, Northern Border and Vector, Vector goes right through our service territory and Cathy has talked yet about a couple of more pipelines to move that capacity to the east. If you couple the 700 bcf of storage to that capacity and you put yourself in the mind of a generator operator who's going to build this plant, he's going to want to exercise his optionality, he's going to want to choose his market, he's going to want to choose his timing when he gets the best value for that. Now what that means is that his fuel choice will have to provide him the flexibility and the responsiveness to do that because there is no storage for electricity. So he's going to need a supplier that is responsive, that is cost effective, has efficient assets and provide the flexibility he needs and I think we're uniquely positioned with our combined assets to deliver that value to him and the market place is going to place a very high value on those efficient assets and that storage capability.

                       Another area we've had some positive experience in the last two years is the ability to monetize the volatility of the regional electric markets. We have significant opportunity in those markets, we're geographically positioned in the ECAR reliability area to capture that significant value, not from one market, but from multiple markets. If we look at the map, the area in red is NIPSCO's service territory. We are in the ECAR reliability region, the most volatile reliability region in the country today. Within that red boundary exists 3400 megawatts of capacity. It's also connected to a very robust transmission system that's interconnected with the ECAR reliability network. We enjoy direct interconnects with Commonwealth Edison, with the Michigan market, and the most liquid hub in the electric business, the Cinergy hub. We have the capability to pick and choose a market with optional capacity that we have been able to identify on our system. And in doing that over the past two years we have delivered approximately $20 million per year in incremental revenue, or excuse me, incremental margin as a result of being able to monetize this optionality. Another example of using our combined gas assets, we had the combined assets between Columbia and NiSource to move gas to markets. If you couple that with our storage optionality for both for us and our customers it allows us to meet market demand and you factor into that equation the behind the fence co-generation facility that has optional electric capacity you suddenly get cross commodity optionality. Now that co-gen facility is real.
                       It is British Petroleum Amoco's Whiting facility located in our service territory almost dead on the state line between Chicago and Illinois, right next to a huge command area for which we enjoy a 5,000 megawatt interconnect to. If you, well let me back up a second. That project is basically two combustion turbines. Its principal function is to provide steam capability to BP Amoco's facility. It has the capability of 500 megawatts of electric capacity. Deduct the 150 to 180 megawatts that Amoco will use and you end up with 300 megawatts of optional capacity. And now all of a sudden what we have with our combined assets and this market focus or this market opportunity is both up stream and down stream optionality centered around buying and selling the gas supply, choosing whether to store or not store the market area storage and down stream capacity in terms of making a choice or having a choice of whether to use that fuel to produce electricity or derive direct value from that fuel by moving it into the market place. This is a classic example of opportunities in which you have options that can create a much greater value than what we're used to in our legacy business.

                       The final example is an example of recovering, optional capacity to deploy that capacity at greater value in different markets. We have a subsidiary, Primary Energy, which is in the business of putting behind the fence co-generation facilities in with our large industrial customers, in this case our steel customers. And since 1996, Primary Energy has installed 350 megawatts of behind the fence optional generation or generation. You add to that the 500 megawatts of new BP Amoco capacity which will come on line in June of 2001 and we'll move from our current optional capacity of 2-1/2 million megawatt hours a year to 4 million megawatt hours a year. Now this behind the fence generation, again, these projects are designed to deliver steam as a primary product to the steel companies. They also deliver this option, or this capacity, it doesn't take care of all of their capacity requirements but the 350 megawatts it does take care of causes a displacement back in NIPSCO's system. NIPSCO in the last couple of years has been able to take that capacity, move it into these multiple markets I just described and not only recapture that margin that was lost in the steel industry but add an incremental margin to it. The nice thing about this is our regulated assets in this particular area get improved earnings and the unregulated subsidiary, Primary Energy, delivers positive net income. And the outlook for growth with Primary Energy in the future as the graph will depict is very good and Joe has a number, Joe Turner has a number of projects that he is currently working on to close.

                       When I think about the combined capability of NiSource and Columbia I can't help but think about all of the embedded assets and all the embedded optionality in these combined assets and the large market presence this combined company is going to make and I firmly believe that within our combined companies we have the operational and financial talent to extract greater value, even greater value going forward.

                       Thank you very much. I'd like to turn this back to Gary.

   Gary Neale:         Thanks, Pat.  You've now seen that the three of
                       the major parts of this growth curve, you go back to that colored curve, the blue, the brown and the red and when the last piece was distributed generation. Just a couple comments I'd like to make about distributed generation and what our thoughts are on distributed generation and where we're at and by the way, we'll be back to Wall
                       Street probably early in September with a real detailed presentation on distributed generation and what we're going to be doing. We're approaching distributed generation in two areas and we believe that as the PC was to mainframe distributed generation is going to create an entire new electric industry. We believe that so strongly that we're spending $6 billion to buy
                       Columbia and because why else own 4 million customers, why else do these kinds of things unless you believe that there's a change coming and there's tremendous opportunities. There's opportunities for optionalities, there's opportunities we believe that this new distributed generation comes in the form of. It comes in two places, first is the micro-turbine and combined heat and power unit as you'll see sitting on top of the Walgreens' store in Chesterton, Indiana.
                       Notice this is not just a micro-turbine alone.
                       The micro-turbine alone runs at about 30% efficiency and does not compete against a coal-fired unit or large scale gas combined cycle unit, but as a combined heat and power unit the efficiency goes to 70%, right, Dr. Kramer?

   Dr. Kramer:         Yes.

   Gary Neale:         And then it gets very competitive, very
                       competitive with coal-fired units and the footprint for that now can be a 4 by 8 footprint sitting on top of that building. That particular unit, when the store was opened in July of this year was fired up and was a capstone turbine along with all the equipment was fired up -- it's been running continuously, seven days a week, 24 hours a day since then. It's never been shut down for turbine failure. So that's the marketplace. From
                       Walgreens' standpoint they now are independent, they have a much more reliable source of power and, last but not least, they get a 10% reduction in overall energy price for that store because it's a combined heat and power unit. Now these units are utilizing known technology on heat exchangers, known technology all the way through, the only new piece of technology outside of the turbine there is a switching device which we hold a patent on for how to interconnect this to the grid. This unit is actually synced to the grid so if it goes off and the store stays operating. So we believe the future of this is huge for commercial buildings like this, 20 to 40 thousand square feet, independency, independence, reliability, cost savings -- this is going to be a demand pull as Cathy likes to talk about, a demand pull for this industry that we're all going to see happen very, very rapidly because the technology is all here today. It's working, it's running and we intend to put a lot behind this. We're putting together a joint venture with Capstone to be the North American distributor on a combined heat and power unit and will bring in an assembly group who build the heat exchanges and create this platform and we'll have this to show in detail, we'll have four more of these units by fall on Walgreens' buildings. Walgreens by themself put up 400 stores a year, build 400 stores a year but this is applicable to anyone in this commercial store range of 20 to 40 thousand square feet. Once again, it's not a micro-turbine backup, it's not a micro-turbine by itself, it's a combined heat and power unit that competes very effectively against our coal-fired units. So it is a product of the future.

                       The second part of distributed generation in our opinion is the fuel cell and the fuel cell on a small scale for residential purposes, we're talking about 3 kw, now. 6 kw, small fuel cells that can be put in a home along with a reformer can be put in a small commercial building along with a reformer. It takes the natural gas directly out of the gas meter, breaks down the hydrogen component and feeds the fuel cell based on its demands, ramping up and down, creating some waste material of CO2 and water and heats the house, electrifies the house, and takes care of the entire facility. We have a joint ownership of the patent rights that were developed for a fuel cell and a reformer developed by IGT. We will have the fuel cell and reformer operational in a home at the end of September of this year and invite anyone out that wants to see it. It'd be a 2,000 square foot house, will be entirely run by the fuel cell, the waste heat will be used in a boiler or a heating operation for the home and we're convinced that this is the right approach. These two pieces of distributed generation, we believe, are the future for this operation and this is what is going to transform the electric industry. It's going to be the way you build generation in the load centers. The load centers are the urban areas and the opportunities here are unlimited and we believe that this is going to be a customer-demanded item, not a technology push on the part of the local utility. Not a technology push on the part of plug power or any of the other inventors, Ballard or anybody else, but a true consumer demand because of reliability, because of cost savings, because of the chance to be independent. And, by the way, if you're an LDC,
                       guess what   not only can you make money with
                       this, you can finance it, you can lease it, you can service it, but it spins your meters 12 months out of the year instead of the 3 months out of the year the way the local furnace does. So it's a tremendous increase in capacity utilization as the local LDC and we were talking to some people this morning and made the comment as, well, what happens if competing products come in? Bob Skaggs would be absolutely delighted if competing products come in and more distributed generation was on his LDCs because it spins his meters. So there's plenty of room in this but the beneficiaries of distributed generation will not only be the customers, it can be your local gas distribution company. I think that's important to keep in mind. As I said we'll return to that topic on our next visit to Wall Street.

                       Let me try to summarize real quickly because we're holding everybody over, thanks to our fire alarm. This is a merger to create value and I can't stress that enough. We spent time, a number of years looking at strategic positions, we looked at markets, we looked at primary corridors, we said that this is the area that we want to operate, it's market driven, it reflects the changes that are going on in this industry, where the new electric business is going to be, that gas is going to be the fuel if choice, that the gas business is growing at the rate of 60% a year, or excuse me, over a 20-year period from 22 tcf to 35 tcf. From a regulated standpoint this is a low risk business bringing together two good businesses, low risk -- high returns. Once again, very positive regulatory relationship as you've heard today. We're well on our way to beating Dominion/CNG's approval process, I think, significantly. Aggressive cost efficiencies, you've heard it form NIPSCO for years, we have been very, very impressed with what these people have done. Decile means something in the way of cost efficiencies, NIPSCO has been a decile for the last five years, not top quartile but top decile and we know what it means in the way of return and the management we believe at Columbia is not only capable but well on their way to that. That was a very pleasing surprise for us, it's something that barely came out in the due diligence, but, boy, the more we got into the numbers the more impressed we were. There are incentive opportunities - what Bob has done with his team in Ohio and getting that incentive regulation done is just, it's one of the best, I think, programs that we've seen in the United States and we intend to utilize that thinking throughout our operations.

                       The related diversification that we've talked about -- it's moving to knowledge-based business. The people who have presented to you, today, are the people who are driving this move to knowledge-based business. The better utilization of these assets, that's what this new world is all about is what do you do with these regulated assets. And I think what I'm proudest of is for the last hour and 15 minutes no one stood up here and said the regulators are going to let us do this or not let us do this or we're worried about the regulators. This is a business proposition. These are people looking at markets, market opportunities. This is a whole new world and I think that if we can get anything across to you today that's important.
                       The issue of optionality is real, we've made money at it, we know we can make money at it, we know we can drive that curve, we're committing a lot of our management time and resources to distributed generation and we're coming at it from an LDC's perspective, not from a patent-owner's perspective even though we'll own 50% ownership in a fuel cell and in the reformer. But it's important because this is the way the new direction is going to go. So this is a merger of two strong companies, it's a start of a new industry, it's something unique, something transforming and we'll continue to keep you updated on the progress. Let me throw it open to questions. Can we use a microphone, David, do you mind, because this is being taped and will go out on the web site.

   Question:           You start out, Gary, stating a very impressive
                       goal of 15% earnings gains and numbers we've seen in the past from you is a 10% growth, not 15. Is this a goal or is this more than a goal?

   Gary Neale:         We think it's a plan, we think it's a realizable
                       objective.  From 2002 out.

   Question:           Do you have details beyond that as to where ... you
                       gave us broad categories ...

   Gary Neale:         And, David, we've given you a lot more details
                       than we did in March and when we come back in September when we've got a combined plan after the integration teams have finished and we have a combined plan we'll give you the details of every one of those.

   Question:           It looks like you have  major capital investments
                       or entire returns ...

   Gary Neale:         Remember, a lot of this is knowledge based, is not
                       necessarily capital based. Some of Cathy's projects are capital based but the capital comes back relatively quickly. A lot of these optionality, a lot of the distributed generation is not capital based growth, it is knowledge based growth and how you position yourself in the market place. And that's important to remember, you can ... optionality doesn't cost you any capital, it costs you a lot of bright people like Pat and Jim
                       Clark and a few other sitting and looking at the assets and deciding how to run it differently.
                       Distributed generation, if you're not going to be manufacturer, which we're not, we're not going to build a plant, we're going to bring in other people to build the plant, we're going to be distributors so the capital required is setting up the distribution and training the local distribution people to service those. We already have service people out there, they're already servicing furnaces and hot water heaters and everything else. We are already the local brand to the customer, the trusted brand, we don't even have to advertise a brand, all we have to do is say we're offering this as a local distribution company through Columbia of Ohio or Columbia
                       Pennsylvania or anything else. So the capital cost to get to these things are not as high as you would think. Knowledge based cost, getting the right people in place are where the costs are.

   Question:           Secondly, I'd like to ask about expansion
                       opportunity where Cathy gives the number that a year from now you expect to be making $80 million there, can you help us understand what potential is that you expand that work and as you look at going west and those lines there and also help us understand how you get paid for the contracts are.

   Cathy Good Abbott:  Great question.  As  we said a year ago the incremental investment for the next step now would be the $450 million dollar range. That would generate incremental operating income of roughly $60 million by 2004. If you did subsequent polls you'd sustain a growth rate of and that's a relatively modest goal of 288 you can grow that operating income 15-20% a year out through 2015. So really strong positive upside there. The structure of the contracts with customers, the initial contracts that have been signed is something that's called an indefeasible right to use or IRU which is the standard structure within the industry and the reason you get the capital back so quickly is that they typically pay you on the in-service or in some cases on one year anniversary of in-service and you get your capital back very, very quickly and that's part of why you get high returns.

   Gary Neale:         Yeah, there should be better ways to finance that
                       than purely taking capital out, too, with good credits.

   Question:           The Telecomm business?  Are you planning to
                       definitely keep that business or is that part of any of the likely asset sales? And secondly in your State of Indiana, how are you feeling about the rate issue that had come up and the chances of getting legislation?

   Gary Neale:         Okay.  The Telecom would not be one of our tier 1
                       sale assets. We think that with the chance for the kind of returns that we're talking about they would definitely not be an asset that would be on the block to be sold. In Indiana right now we have a consensus among the five electric utilities for a dereg bill, we've got support of the, of the ... the REFCs, I'm sorry to introduce a bill in November, it's a dereg bill that does not call for stranded costs, it calls for a rate moratorium or a rate freeze for a period of time up to 5 or 6 years. We believe we have a good chance of getting that bill passed in this legislative session, we could freeze existing rates out. The other part of your question, Steve, was the CAC.
                       The CAC which is a non-affiliated group have filed with the Commission on an issue of a rate hearing on NIPSCO's electric rates. First of all, the judge assigned to the case has to hear the case and that's been delayed because the judge has come down with cancer and so that's been delayed and it'll probably be delayed for months right now.
                       Secondly, we've led a motion to strike about two thirds of the filing because it's really not legal. They've asked for the Commission to ask us to do a full rate case and under the law in Indiana it's very specifically stated that the burden of proof is on the people who file with the Commission which means the burden of proof is theirs, they have to prove that our rates aren't fair and just and I don't believe they have the money to do that. They go door to door, knocking on doors trying to raise money. This is an issue we think will be taken care of with the deregulation bill at this point. Yes, Terry.

   Question:           If you ...

   Gary Neale:         We need a microphone, just because we're on TV.

   Question:           If you could help review with us the numbers
                       again. You said that we talked about the asset sales over $900 million after tax proceeds, you talk about the increased interest in taking equity, so overall when you, all is said and done and after the deal closes, the equity ratio, I think, I believe you said would be comparable to some of the other companies around 35% or so.
                       Maybe if you review with us the overall good will on the balance sheet, where you think the balance sheet will sort out in terms of equity ratio and review the interest coverage ratio, some cash coverage ratio, some of those ratios as well as financing. I assume the short-term financing is lined up and then any kind of permanent financing.

   Gary Neale:         Correct.  I will turn over to my expert on that,
                       Mr. Adik.

   Steve Adik:         The good will as you know for the organization $90
                       million a year good will. Financing will be taken up some time in the first six months after the deal closes, we've got bridge loans, 60-day bridge loans, we will take that out. We've been looking at this point for appropriate times to hedge out some of the interest rate exposure.

   Question:           How much would you be taking down in total on the
                       bridge loan.

   Steve Adik:         If we take out the full 30% on roughly $6 billion
                       at 70% of $6 million so about $4 million in the bridge loan. We'd be looking to probably take out about half of that and hedge off the interest rate exposure.

   Steve Adik:         We'd like to see ... our planning modules are
                       looking at all the rates including spreads over, that's somewhere in the 8-1/4 range, 8-1/4 - 8-
                       1/2 right now, we could probably hedge out to about 8.2 give or take. So I think we're comfortable right now that those are great interest rates and about the ball park we had in our models.

   Question:           And coverage ratio?

   Steve Adik:         Actually, coverage ratios fairly strong for a
                       Triple B or Triple B+ credit.  Also the credit
                       risk profile is lower if you use the S&P
                       methodology for example, NiSource stand alone is a
                       6 to 7 risk profile because of the amount of the
                       electric business.   Columbia is about 4 risk
                       profile and the combined company would be about a 4 - 5 so we're equivalent credit ratings would be.
                       The coverage numbers and equity numbers will be almost spot on with Dominion/CNG, Texas Utilities, Reliant Energy, D&P, Central-Southwest, so for that class of corporation, the coverage would be a little better that tier of corporation, the credit profile, that profile will look almost the same.

   Question:           You were talking about a market for natural gas
                       and gave us a whole bunch of zeroes that I don't understand, do you have the reserves in the country today to achieve that kind of deliverability and if not, what would it take to get there and what effect might it have on crisis...

   Gary Neale:         We've used the ABA Foundation report that was
                       done, independent report that was done I think it was distributed in Wall Street, and if you don't have a copy I'll be happy to get you a copy now.
                       That talks about it relative to the 22 tcf to 35 tcf with just a slight increase at the rate of inflation in the price of natural gas over that period. It makes some assumption about the efficiencies of new drilling rigs and how well they can do in the field and it makes some assumptions about access to public lands for drilling purposes which is an assumption that we're all working on. It won't limit the growth in the market place of 22 to 35 during that period. If they can't get the drilling on public lands, if you read the report, what it really means is how much reserves will you have in 2020 and beyond, in other words, instead of having 80 years of reserve you might only have 50 years of reserves or something like that. But there's no doubt that the demand will take the market place to 35 tcf at the rate it's going right now.

   Question:           What are the pricing assumptions you are making?

   Gary Neale:         The pricing assumptions are, that are in there are
                       like 6 to 7% increase per year, something like that. And for our purposes, the price of natural gas is not critical because remember, we're a distributor. We're the ones that transport it, we're the ones that store it and the variance in the price of the commodity doesn't necessarily hurt us.

   Question:           But it does on the side of the buyer, given other
                       sources of fuel.

   Gary Neale:         That's true, but if the other sources of fuel are
                       coal and the EPA, what it's doing to  coal right
                       now there's not going to be much choice than to go
                       with natural gas.   And natural gas, it's not
                       going grow any, it's not going to grow faster in price than the price for oil.

   Question:           You showed us the mid term and then the heat
                       exchange, and you've indicated that that would be price competitive, what assumptions are in there in terms of paying the utility for back-up standby power?

   Gary Neale:         Yeah.  The issue of back-up standby - Now, there's
                       2 issues, Mark, not only that but standby power but your share of distribution systems. In other words, every time a customer doesn't go on the distribution system, or drops out of the distribution system, there's a concern, monitor de-reg plan, because the distribution system stays regulated, but I think my discussion with regulators - and we discussed this with everyone of the regulators whom we talked with, the Columbia regulators, and we've talked in New
                       England, and we've talked in Indiana, to regulators about this. There's going to have to be some kind of a fee that we come up with which is a standby charge, if you will, $20-$30 a month for the residential customer that says you're connected to the grid and this is just a fixed fee that you're paying. And when you actually use power, you're going to - it's going to be emergency power. You're going to pay a very high premium for it because you're buying it off the grid - and whatever the grid price might happen to be. And that's not a bad way to do it. But I would tell you that in Pennsylvania, for instance, the regulators when we told them - we told all the regulators - when we come, we're coming with distributed generation for all those customers in Pennsylvania. And they said "My gosh, we didn't even think about that when we did the electric de-reg bill, because what we thought were we'd lose industrial customers off the distribution system;
                       we never thought we'd lose the residential customer. So we've got to go back and rethink it." But I think they are so anxious to have distributed generation, whether it's in Virginia, Pennsylvania, Ohio, every place - they're anxious to have it. They're going to come up with a solution for it because it - when you talk to regulators about distributed generation, they think it's the only real choice the customer has.
                       It's a better choice than - than who my electric supplier is, coming through the same wires that I had before.

                       Yes sir?

   Question:           Right along the same lines -- Are we going to move
                       to the point anywhere where you can actually sell some of that into the grid, or is it just not technologically or regulatorily feasible?

   Gary Neale:         I will let Dr. Kramer -- would you like to answer
                       that question?

   Dr. Kramer:         I think that at this point in time the quickest
                       and most efficient way is to not sell massive amounts back into the grid. In the future that's an option that may become possible as technology increases. Our approach currently is to look at this from a product that can be introduced quickly with as minimum impact on the grid and as many -- as minimum number of hurdles as there's possible to have. So at this point in time we think it's a possibility in the future, but we think right now at this immediate point in time, it's not valid.

   Gary Neale:         The exciting thing about that, Steve, while we
                       were talking this morning down at Merrill Lynch is that the opportunity to possibly develop or to put together 40 or 50 homes putting a fuel cell in each one of the homes and then linking those cells together to create their own grid, if you think about it. The 99 cells support the one that goes down from whatever at any given time because no one is running into peaks because you created your grid that with everyone having their own unit and having it interconnected with their neighbor. If we get into this new world of electricity, it's going to change the way everybody thinks about electricity, the way it's distributed, I guarantee. And it's going to come on us just as fast as the PC came on the mainframe because the technology is here and the consumers are going to go after it. They want it.

   Steve Adik:         Remember our goal here basically we fabricate
                       these assets is that it's our case, it's our intention to overlay on that gas grid the new electric system.

   Gary Neale:         Okay.  Carrie?

   Question:           Just back on this issue of generation fuel cells
                       in particular without the factoring the heat part, is it in your line economic because of the plus power models, when they talk about it, they're only talking about generating electricity and the efficiency is low but they can argue that it can be economic, although it's a finite market. In your case, do you agree with that point and as far as technological hurdles, are there any more in terms of getting it to economic size -- not whether it would work or not, but whether it can work economically?

   Gary Neale:         I think that our approach is always going to be to
                       provide heat and power and to utilize it in ways to even get the efficiency up. We can have a great stand alone units or not, but I want Dr. Bob to comment on that too.

   Dr. Kramer:         Yes, we believe that there's a tremendous amount
                       of benefit from harvesting waste heat. You can make parking that's back and forth and say well maybe you do or you don't speckle cases, but what we do know for certain is that if you do harvest the waste heat, there's a clear, very clear benefit to distributed generation to combine heat and power. So from Mark's standpoint, we're looking at base load operations with combined heat and power, so that we can get the maximum benefit from a price reliability of power volume.

   Gary Neale:         And you can bring in partners that are experts in
                       heat exchanges and that's what this is all about -
                       - utilize that waste heat. People like Modine and others that we're working with right now, they see the opportunity immediately to utilize that waste heat.

   Question:           You're really still in testing?

   Gary Neale:         What we'll have is we'll have a home, have this in
                       a home, in September.  And the units are running.
                       Now it's a matter of putting the pieces, putting the individual components together in a home, which we'll have operational come September.

                       Yes?

   Question:           I have two questions, the first is: I understand
                       your chart of corporate entities in places where financing is going to be done correctly, are the initial $4 billion that you're going to raise is going to be a holding company but the financing subholding company guarantee the holding company.
                       Down the road, where do you anticipate some of this capital being raised that would be required for some of these expansion opportunities? And then my other question is sort of unrelated which is I wanted to understand a little better the $71 million in incremental profitability from the gas supply business.

   Gary Neale:         Let's start with Steve and then we'll turn it over
                       to Bob.

   Steve Adik:         Our initial, as correctly pointed out, the initial
                       funding and fee at the subholding company. We are taking a look at whether it makes sense to individually capitalize the operating subsidiaries or alternatively whether it makes more sense to move capital that's already existing into NiSource operating subsidiaries under the holding company.
                       Columbia -- everything is funded basically at the holding company, so we are evaluating the options and what we'll be looking for is the lowest cost option that's comfortable for the regulators.

   Gary Neale:         Bob, do you want to comment on $71 million?

   Bob Skaggs:         Yeah, 71 million is really generated from our
                       capacity position we control and operate on the Columbia transmission system, much like what Pat described, we have the option to use that storage position, some transportation system, on any given day, any given month, and so literally what we do -- they call system sales capacity, Park Gas, Lynn
                       Gas, we'll enter into almost any transaction you can imagine, to capture value at any particular point in time. The inter-relationship with the regulatory deals is in some states we may have to share some of that revenue. In Ohio we do not, but net we will capture $70 million by running the operation in conjunction with the regulatory deals.

   Steve Adik:         This is something that the next time we get back,
                       we'll go into a little more depth. Bob started it on a day. Fundamentally, what it is if you're long the asset, you can do the equivalent of puts or calls against the asset or synthetically recreate the asset by a combination of whether you have long or short calls or long or short puts.
                       And this is something that we will get back to you and show how it's been done thus far, how Bob has put 71 million bucks into the gas supply end of it, how Pat in last year's on the electric business has put $20 million a year and growing on it and how we're building the team to take that to the next level. But that's something that's a little bit more complicated to do in a brief overview like today and what we will do is have a series of meetings, there will be a series of meetings, one of the meetings will be basically to tell you exactly how we're going about doing that.
                       But just think of it, as I said, if you are long the asset, then you can either synthetically recreate the asset or issue puts or calls in and around the asset.

   Question:           Which assets are you selling?

   Gary Neale:         I'm not going to name the assets  yet because we
                       some are going through auction right now and the employees haven't necessarily been notified, but we'll come out with it. I think you could sit down and decide, if we listen to non-core assets, you heard the strategy here today. What we laid out for you is the direction we're going and where the key assets were and all you have to do is to decide -- you could subtract off those assets that weren't discussed today as potential sale assets, but it's not fair -- you know, over the next 6 months, each, you know, each couple of months you're going to hear about a sale that's happening and it's been properly notified to the employees and properly run through an auction process. And, you know, half of those assets will come from the Columbia side right now, and probably half of them will come from NiSource. Any other questions? If not, thank you very much for giving us the amount of time that you did. We apologize for the fire alarm. I'd like to thank the entire New NiSource team up here for the presentation.

                                 # # # # # #

             This transcript contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this transcript. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this transcript. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this transcript.

             NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus of NiSource and Columbia Energy, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders can receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171.